Exhibit 99.2

INVESTORS MEETING NASDAQ & TASE: KMDA March 2024 March 6, 2024

Forward-Looking Statement

This presentation is not intended to provide investment or medical advice. It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials.

This presentation contains forward-looking statements, which express the current beliefs and expectations of Kamada's management. Such statements include the 2024 financial guidance, success of the inhaled AAT clinical study, its benefits and potential market size, success of the U.S. plasma collection expansion and revenue potential, and success in launching new products in the Israeli distribution business segment. These statements involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the prospected results, performances or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, the progress and results of any clinical trials, the introduction of competing products, the continued market acceptance of Kamada's commercial products portfolio, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting, obtaining or maintaining U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment, restrains related to third parties' IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading "Risk Factors" of Kamada's 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 6, 2024, as well as in Kamada's recent Forms 6-K filed with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made, except as required by applicable securities laws. You should not place undue reliance on any forward-looking statement and should consider the uncertainties and risks noted above, as well as the risks and uncertainties more fully discussed under the heading "Risk Factors" of Kamada's 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 6, 2024, as well as in Kamada's recent Forms 6-K filed with the U.S. Securities and Exchange Commission.

Non-IFRS Financial Measures

This presentation includes certain non-IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. The non-IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies. In accordance with the requirement of the SEC regulations a reconciliation of these non-IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation. Management uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Management believes that these non-IFRS financial measures provide meaningful supplemental information regarding Kamada's performance and liquidity. For additional information regarding use of non-IFRS measures, see "Item 5. Operating and Financial Review and Prospectus—Non-IFRS Financial Measures" of Kamada's 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 6, 2024.

March 6, 2024

kamada

March 6, 2024 Kamada Highlights • 6 FDA - approved products with global commercial network selling in over 30 countries • Multiple growth drivers, with significant upside potential and limited downside risk. • Financially strong to accelerate growth and pursue new business development opportunities • Leading innovative product for AATD in late - stage development; targeting a market of over $ 1 B Kamada is a growing commercial - stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions. The company is a leader in the specialty plasma - derived field, focused on diseases with limited treatment alternatives. Projected double - digit growth of revenues and profitability in 2024 and beyond Achieved 2023 top - and bottom - line guidance: Revenues of $142.5M and adjusted EBITDA of $24.2M

March 6 , 2024 Financial Growth Trajectory Strong 2023 Results and Expected Continued Momentum Supports Expected Double Digit Growth with 2024 Revenues Guidance of $ 156 - 160 Million and Adjusted EBITDA of $ 27 - 30 Million 104 129 143 156 - 160 2021 2022 2023 2024 Revenues US$M 6 18 24 27 - 30 2021 2022 2023 2024 Adjusted EBITDA US$M 2024 represents annual guidance 2024 represents annual guidance Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses

March 6 , 2024 6 FDA - Approved Specialty Plasma Products Key Focus On Transplantation & Rare Conditions

March 6 , 2024 Significant Catalysts Driving Double Digit Growth KEDRAB® ~$33M FY23; significant growth in the U.S. 2024 - 2027 sales guaranteed at $180M ( ave. annual sales of $45M) @ over 50% GM GLASSIA® Glassia royalties $ 10 M - $ 20 M/year through 2040 (~$ 16 M FY 23 ) & Growing Ex - U.S. sales (~ 7 M FY 23 ) @ 40 % GM CYTOGAM® ~$ 17 M FY 23 ; significant growth potential in the U.S. @ over 50 % GM Israel Distribution ~$ 27 M FY 23 ; growing GM due to launch of new innovative products and Biosimilars IgG Portfolio ~$ 42 M FY 23 (including KAMRAB, HEPAGAM, VARIZIG & WINRHO) marketed in over 30 countries, including WHO Kamada Plasma Working to open additional centers; average annual revenues of a mature collection center ranges between $ 8 M - $ 10 M

March 6 , 2024 Strategic Entry Into The U.S. Plasma Collection Market Kamada Plasma was established in Q 1 2021 through the acquisition of an FDA - licensed plasma collection center in Texas, focusing on collecting hyper - immune plasma for specialty IgG ’ s • Strategic transaction, which advances Kamada ’ s objective to evolve into a fully integrated specialty plasma company, enhancing self - supply for our hyperimmune products • Working to open additional centers in the US, collecting hyper - immune plasma as well as normal source plasma (NSP); first center to be opened in Houston, Texas in H 2 - 24 • Average annual revenues of a mature collection center ranges between $ 8 M - $ 10 M

March 6 , 2024 Inhaled AAT Phase 3 Pivotal Study Global, double - blind, randomized, placebo - controlled pivotal Phase 3 clinical trial testing the safety and efficacy of inhaled AAT in patients with AATD. Study design meets FDA and EMA ’ s requirements • FDA recently reconfirmed overall study design, endorsed positive safety data to date, and expressed willingness to potentially accept a P< 0.1 alpha level in evaluating the trial ’ s efficacy primary endpoint for registration • Non - Invasive, at - home treatment. Expected better ease of use and quality of life for AATD patients than current IV Standard - of - Care • A leading new innovative AATD treatment in advanced clinical stage (Ph - 3 ) • Most effective mode of treatment for delivering therapeutic amounts of AAT directly into the airways. Only 1 / 8 th of the IV AAT dosing, more cost - effective ; Favorable market access landscape • Studied in more than 200 individuals to date, with an established safety profile • Substantial opportunity in over a $ 1 billion market • Positive scientific advice from EMA : reconfirms overall study design and acknowledges the statistically and clinically meaningful FEV 1 results demonstrated in previous study • To date recruited over 35 % of the overall required enrollment to the study

March 6, 2024 FY & Q 4 Summary Financial Data Details Q4/ 20 22 Q4/2023 20 22 2023 US $ M 35.4 29.0 102.6 115.5 PROPRIETARY 10.0 7.4 26.7 27.1 DISTRIBUTION Record annual revenues, representing 10% YoY increase 45.4 36.4 129.3 142.5 TOTAL REVENUES 15.3 14.4 46.7 55.5 GROSS PROFIT 34% 40% 36% 39% GROSS MARGIN (11.3) (11.6) (42.2) (45.4) OPEX 2.9 5.1 (2.3) 8.3 NET PROFIT 35% YoY annual increase 7.2 6.4 17.8 24.1 Adjusted EBITDA 34.3 55.6 CASH Including acquisition related intangible assets ($136M @ December 23) 322.4 354.9 TOTAL ASSETS 5 - year term loan paid down in full during Q3 - 23 17.4 0.0 BANK LOAN Acquisition related contingent consideration 84.6 68.2 CONTINGENT LIABILITIES Increase mainly due to a $60M private placement with FIMI 176.0 244.0 EQUITY Contingent liabilities net of available cash 50.3 12.6 NET DEBT Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses

March 6, 2024 Kamada Highlights • 6 FDA - approved products with global commercial network selling in over 30 countries • Multiple growth drivers, with significant upside potential and limited downside risk. • Financially strong to accelerate growth and pursue new business development opportunities • Leading innovative product for AATD in late - stage development; targeting a market of over $ 1 B Kamada is a growing commercial - stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions. The company is a leader in the specialty plasma - derived field, focused on diseases with limited treatment alternatives. Projected double - digit growth of revenues and profitability in 2024 and beyond Achieved 2023 top - and bottom - line guidance: Revenues of $142.5M and adjusted EBITDA of $24.2M

THANK YOU www.kamada.com

March 6, 2024 Non - IFRS Measures – Adjusted EBITDA Q4/ 20 22 Q4/2023 20 22 2023 US $ M 2.9 5.1 (2.3) 8.3 Net Profit 0.0 (0.0) 0.1 0.1 Taxes on income 0.3 (2.4) 6.3 1.0 Revaluation of acquisition related contingent consideration 0.7 0.1 0.5 0.7 Other financial expense, net 1.7 1.7 7.1 7.1 Amortization of acquisition related intangible assets 1.3 1.5 5.1 5.7 Other depreciation and amortization expenses 0.2 0.4 1.1 1.3 Non - cash share - based compensation expenses 7.2 6.4 17.8 24.1 Adjusted EBITDA Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses